Exhibit 99.1

Blue Gold Announces Closing of Business Combination with Perception Capital Corp IV

FOR IMMEDIATE RELEASE New York City, USA; London, UNITED KINGDOM; and Accra, GHANA – June 26, 2025 – Blue Gold Limited (“Blue Gold”), a gold mining company developing a portfolio of assets anchored by the historic Bogoso Prestea Mine in the Ashanti region of Ghana, announced the completion of a business combination (the “Transaction”) with a Special Purpose Acquisition Company, Perception Capital Corp. IV (“Perception”), and that its ordinary shares and warrants will commence trading on the Nasdaq Global Market on June 26, 2025, under the ticker symbols “BGL” and “BGLWW”.

This milestone marks Blue Gold’s inaugural presence on a U.S. stock exchange, expanding its reach to a broader base of global investors.

Andrew Cavaghan, Chief Executive Officer of Blue Gold Limited, commented: “We are excited to commence trading on Nasdaq, a significant milestone that reflects our commitment to growth and creating liquidity for our shareholders. We believe that this listing will support our continued expansion and provide greater visibility within the investment community.”

“With the completion of this transaction and a clear forward strategy, we believe that Blue Gold is well-positioned to bring the Bogoso Prestea Mine back into production in a capital-efficient, environmentally responsible, and community-aligned manner. We view this as a transformational opportunity to create long-term value for all stakeholders by unlocking one of West Africa’s most storied gold assets.”

Rick Gaenzle, Chief Executive Officer of Perception Capital Corp IV, added: “We are very excited to close this transaction. We are especially pleased by the favorable macro tailwinds that have seen the price of gold increase from approximately $2,000 per ounce at the time we entered this transaction, to over $3,000 per ounce at its close. We believe this represents an attractive value proposition for investors.”

For Further Information Contact:

Tavistock Communications

BlueGold@tavistock.co.uk

+44 20 7920 3150

About Blue Gold Limited

Blue Gold acquired the historic 5.1 Moz Gold Resource Bogoso Prestea Mine in the renowned Ghana Ashanti Gold Belt in 2024 as part of our long-term strategy to expand and sustainably manage long-life high-quality assets. The mine is currently scheduled to restart operations in 2025.

Blue Gold prioritises growth, sustainable development, and transparency in all our business practices. We believe that our commitment to responsible mining will ensure that we create value for our shareholders while minimising our environmental footprint.

Advisors

Cohen & Company Capital Markets is acting as exclusive capital markets advisor. Loeb & Loeb LLP acted as US legal advisor to Perception. Simmons & Simmons acted as UK legal advisor to Perception. Integri Solicitors & Advocates acted as Ghanaian legal advisor to Perception. Duane Morris LLP acted as US legal advisor to Blue Gold. Mayer Brown LLP acted as US and UK legal advisor to Blue Gold. Kimathi and Partners acted as Ghanaian legal advisor to Blue Gold. Mourant Ozannes (Cayman) LLP acted as Cayman Islands legal counsel to both parties. Cibreo Partners LLC acted as strategic advisor to both parties.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward- looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 including, without limitation: statements related to the parties likelihood to enter into a binding or definitive agreement(s); statements related to the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the Transaction; the anticipated enterprise value of the combined company following the Transaction; sources and uses of cash from the Transaction; the anticipated timing to close the Transaction; the financial and business performance of Blue Gold Limited; and Blue Gold Limited’s anticipated future operating results.

You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: estimates of the combined company’s financial performance being materially incorrect predictions; general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed with the SEC and any subsequent filings.

All forward-looking statements are expressly qualified in their entirety by such factors. Blue Gold Limited does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

In connection with the proposed Transaction, Blue Gold Limited has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to the shareholders of Perception in connection with Perception’s solicitation of proxies for the vote by its shareholders with respect to the proposed Transaction and other matters as may be described in the definitive proxy statement/prospectus, as well as a prospectus relating to the offer and sale of the securities to be issued by Blue Gold in the proposed Transaction. Shareholders are encouraged to read the Registration Statement as it contains important information. This press release does not contain all of the information that should be considered by Blue Gold Limited’s shareholders and is not intended to constitute the basis of any voting or investment decision in respect of the Transaction or the securities of the combined company.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption.